SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

2Q21 YPF S.A CONSOLIDATED RESULTS

CONTENT

Basis of Presentation

From 3Q20 onwards, the Earnings Release is expressed in U.S. dollars to facilitate the reading of results. YPF has defined the U.S. dollar as its functional currency and subsidiaries having the Argentine Peso as functional currency were adjusted for inflation, corresponding to a hyperinflationary economy, in accordance with IAS guidelines. Unless otherwise indicated, the calculation of all Income Statement figures in U.S. dollars are calculated as the sum of: (1) YPF S.A. individual financial results expressed in Argentine pesos divided by the average exchange rate of the period; and (2) the financial results of YPF S.A.’s subsidiaries expressed in Argentine pesos divided by the exchange rate at the end of period. Cash Flow items were converted to U.S. dollars using the average exchange rate for each period; whereas Balance Sheet items were converted to U.S. dollars using the end of period exchange rate for each period. The accumulated financial information presented in this document is calculated as the sum of the quarters for each period.

Profitability continued recovering, surpassing pre-COVID levels, with production expanding 6% q/q and meeting 1H21 guidance for both crude oil and natural gas.

Summary Consolidated Financials Unaudited Figures, in US$ million	2Q20	1Q21	2Q21	Q/Q Δ	1H20	1H21	Y/Y Δ
Revenues	1,947	2,648	3,349	26.5%	4,779	5,997	25.5%
EBITDA	171	825	1,146	38.9%	1,211	1,971	62.7%
Adjusted EBITDA	28	767	1,084	41.4%	879	1,851	N.M
Operating income before impairment of assets	(532)	78	310	N.M	(291)	388	N.M
Operating income	(1,382)	78	310	N.M	(1,141)	388	N.M
Net income before impairment of assets	(621)	(25)	(492)	N.M	(518)	(517)	-0.1%
Net income	(1,258)	(25)	(492)	N.M	(1,155)	(517)	-55.2%
EPS	(3.19)	(0.06)	(1.22)	N.M	(2.93)	(1.28)	-56.3%
Capex	162	487	580	19.2%	759	1,067	40.6%
FCF	61	284	311	9.4%	(24)	595	N.M
Cash and cash equivalents	1,303	995	935	-6.0%	1,303	935	-28.2%
Total debt	8,690	7,747	7,434	-4.0%	8,690	7,434	-14.4%

EBITDA = Operating income + Depreciation of PP&E + Depreciation of the right of use assets + Amortization of intangible assets + Unproductive exploratory drillings + (Reversal) / Deterioration of PP&E. Adjusted EBITDA = EBITDA that excludes IFRS 16 and IAS 29 effects +/- one-off items. EPS attributable to shareholders of the parent company (basic and diluted).

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

1. MAIN HIGHLIGHTS OF THE QUARTER

•	Profitability continued improving with Adjusted EBITDA increasing 41.4% q/q (+14.3% compared to pre-pandemic levels of 2Q19).

•

Strong pricing environment across the board, driven by higher fuel prices at the pump (almost back at 2019 levels), better prices for most of our other refined and petrochemical products (highly correlated to international prices of oil and its derivatives), and improved natural gas prices (resulting from our participation in the new Plan Gas and better contractual negotiations with other clients).

•

Oil and gas production expanded by 5.5% sequentially despite the blockade in the Province of Neuquén that affected our operations for 20 days during April, with focus on natural gas (+7.3% q/q overall, with production coming from operated unconventional fields jumping by 48.0%), while production of crude oil maintained its recovery trend (+1.2% sequentially).

•

Domestic demand for fuels evolved erratically as new mobility restrictions led to a reduction in consumption of gasoline (down 16.8% q/q and 18.1% versus 2Q19) while diesel demand increased 6.6% q/q (standing only 2.6% below 2Q19).

•

As we maintained our focus on increasing efficiency in our costs and productivity in our operations, total OPEX came at 17.3% below pre-pandemic levels of 2Q19 (or -20.1% after normalizing the effect of higher stand-by costs due to the blockade in Neuquén).

•

Another quarter with positive free cash flow at US$311 million – accumulating US$595 million during 1H21 –, allowing us to continue reducing our net consolidated debt by an additional US$253 million sequentially to US$6,499 million (down by a total of US$577 million in the first half of the year).

•

The combination of lower net consolidated debt and an improved 12-month rolling Adjusted EBITDA led to a significant recovery in our net leverage ratio (net-debt-to-LTM-adjusted-EBITDA) down to 2.7x from 4.9x in 1Q21, back within debt incurrence covenant limits.

2. ANALYSIS OF CONSOLIDATED RESULTS

Consolidated Revenues Breakdown Unaudited Figures, in US$ million	2Q20	1Q21	2Q21	Y/Y Δ	1H20	1H21	Y/Y Δ
Diesel	729	921	1,111	52.3%	1,725	2,032	17.8%
Gasoline	263	613	581	N.M	933	1,195	28.1%
Natural gas as producers (third parties)	253	259	394	55.6%	518	653	26.1%
Other	402	552	821	N.M	905	1,373	51.7%

Total Domestic Market	1,648	2,346	2,907	76.4%	4,081	5,253	28.7%

Jet fuel	3	24	26	N.M	105	50	-52.3%
Grain and flours	131	114	230	75.3%	193	344	78.5%
Crude oil	62	6	11	-82.7%	70	17	-76.1%
Petchem & Other	104	158	176	69.0%	331	334	0.8%

Total Export Market	299	302	442	47.8%	699	744	6.5%

Total Revenues	1,947	2,648	3,349	72.0%	4,779	5,997	25.5%

Revenues for 2Q21, which amounted to US$3,349 million, showed a sound recovery on a sequential basis, increasing 26.5% on both higher domestic and export sales mainly supported by a recovery in demand for most of our products and a stronger pricing environment driven by higher fuel prices at the pump, better prices for most of our other refined and petrochemical products, and improved natural gas prices.

•

Diesel revenues – which represented 33% of our total sales – increased 20.6% sequentially due to higher prices (13.5%) and volumes sold (6.6%), being almost back to pre-COVID levels as a better performance in agricultural and power generation segments was offset by lower sales in the retail sector. Gasoline sales – which represented 17% of total revenues – showed a different trend decreasing by 5.3% q/q as lower volumes (-16.8% taking into consideration retail demand’s sensitiveness to the new mobility restrictions) more than offset the higher realization prices (13.8%), still standing 18.1% below 2Q19 levels. The positive pricing trend for both products was backed by the increases that took place between March and May which more than compensated the devaluation of the currency.

•

Natural gas revenues as producers sold to third parties in the local market – which represented 12% of consolidated sales – went up 51.7% q/q mainly due to a better pricing on the back of the new Plan GasAR and better contractual negotiations with other clients.

•

Other domestic sales in 2Q21, increased 44.2% q/q mainly on higher sales of fertilizers, LPG, lubricants, petroleum coal, asphalts and petrochemicals which more than offset lower sales of jet fuel and fuel oil.

•

Export revenues increased 46.5% q/q on higher sales in the majority of our products due to higher prices and volumes sold. It is worth noting that sales of grains and flours doubled sequentially and increased 75.3% y/y due to the strong growth in agrochemical prices and an active commercial strategy in YPF Agro.

On a year over year basis, revenues increased 72.0% given the general recovery as 2Q20 was entirely affected by the COVID outbreak with strict mobility restrictions and was characterized by a collapse in demand and prices for most of our products.

Consolidated Costs Breakdown Unaudited Figures, in US$ million	2Q20	1Q21	2Q21	Y/Y Δ	1H20	1H21	Y/Y Δ
Lifting cost	(399)	(411)	(460)	15.3%	(923)	(871)	-5.6%
Other Upstream	(141)	(59)	(101)	-28.1%	(219)	(160)	-27.0%
Refining & Logistics	(210)	(229)	(255)	21.5%	(476)	(484)	1.7%
Other Downstream	(112)	(98)	(112)	0.0%	(206)	(209)	1.5%
G&P, Corpo. & Other	(251)	(65)	(87)	-65.2%	(385)	(152)	-60.5%

Total OPEX	(1,112)	(861)	(1,015)	-8.8%	(2,209)	(1,876)	-15.1%

Depreciation & Amortization	(703)	(747)	(835)	18.7%	(1,502)	(1,582)	5.3%
Royalties	(107)	(171)	(187)	74.3%	(291)	(358)	23.0%
Other	(94)	(94)	(139)	47.1%	(189)	(232)	23.1%

Total Other Costs	(905)	(1,012)	(1,161)	28.3%	(1,982)	(2,173)	9.6%

Fuels imports	(55)	(75)	(95)	73.5%	(152)	(170)	11.6%
Crude oil purchases to third parties	(14)	(252)	(248)	N.M	(252)	(500)	98.6%
Biofuel purchases	(76)	(108)	(90)	17.1%	(237)	(198)	-16.6%
Non-oil agro purchases	(204)	(118)	(322)	57.7%	(278)	(440)	58.3%
Other purchases	(148)	(166)	(195)	31.9%	(295)	(361)	22.3%
Stock variations	(82)	25	86	N.M	96	111	15.6%

Total Purchases & Stock Variations	(579)	(694)	(863)	49.0%	(1,118)	(1,557)	39.3%

Other operating results, net	118	(3)	(1)	N.M	238	(4)	N.M
Impairment of assets	(850)	—	—	N.M	(850)	—	N.M

Operating Costs + Purchases + Impairment of Assets	(3,329)	(2,570)	(3,039)	-8.7%	(5,920)	(5,610)	-5.2%

Stock variations include holding results of US$(108) million in 2Q20, US$66 million for 1Q21 and US$62 million for 2Q21.

Total OPEX, which stood at US$1,015 million, expanded 17.9% sequentially, but were still down 17.3% compared to the pre-pandemic levels of 2Q19 driven primarily by efficiencies in operating expenses supported by the company wide cost-cutting program performed during 2020. The sequential expansion was mainly the result of salary increases agreed with labor unions, the increase in activity levels (highest number of equipment in operation since the pandemic started), and an expansion in logistic charges given the low tides in the Parana river which limited the usage of contracted barges for fuel transportation.

Total Purchases & Stock Variations, increased 24.4% sequentially. The q/q increase in purchases, a category highly correlated with demand levels for refined products, was mainly driven by:

•	An increase in fuel imports of 26.4% mainly driven by an expansion in imports of diesel on higher volumes, partially offset by lower imports of premium gasoline (-92.1%) due to lower volumes.

•

An expansion in non-oil agricultural purchases of 172.4% mainly driven by higher purchases of fertilizers, and grain receipts in the agricultural sales segment by way of barter of 231.1% and 170.4%, respectively, mainly due to higher prices and volumes of these products.

•

Purchases of natural gas from other producers for resale in the retail distribution segment (residential customers and small businesses) and to large customers (power plants and industries) – included in the “Other” category – expanded 93.7% mainly due to higher seasonal volumes (28.8%) and higher prices (50.3%).

•	These effects were partially offset by a decrease in crude oil purchases from third parties as volumes contracted by 5.7% due to the drop in crude oil processed in our refineries.

•

Biofuel purchases reported a reduction of 17.3% mainly due to lower purchases of biodiesel (-19.7%) and lower purchases of bioethanol (-16.2%) driven by lower volumes acquired despite higher prices for bioethanol.

During 2Q21, a positive stock variation of US$86 million was recorded, mainly due to an increase in the replacement cost of our inventories as well as in the stock.

Consolidated Net Income Breakdown Unaudited Figures, in US$ million	2Q20	1Q21	2Q21	Y/Y Δ	1H20	1H21	Y/Y Δ
Operating income	(1,382)	78	310	N.M	(1,141)	388	N.M

Interests in companies and joint ventures	31	58	15	-52.9%	54	73	34.8%
Financial results, net	79	(49)	(116)	N.M	(93)	(165)	77.5%

Earnings before tax	(1,271)	87	209	N.M	(1,180)	296	N.M

Income tax	12	(112)	(701)	N.M	25	(813)	N.M

Net Income	(1,258)	(25)	(492)	-60.9%	(1,155)	(517)	-55.2%

Net Income before impairment of assets	(621)	(25)	(492)	-20.8%	(518)	(517)	-0.1%

Financial results, net, for 2Q21 represented a loss of US$116 million compared to the US$49 million loss posted in 1Q21, mainly on lower net FX gains (US$39 million in 2Q21 versus US$99 million in 1Q21), given the impact that the slower devaluation had on our net liabilities. This was partially offset by a 5.5% q/q decrease in net interest expense, which amounted to US$183 million during 2Q21, as a result of a lower level of indebtedness. On a year over year basis, the positive results in 2Q20 was mainly attributed to net FX gains of US$180 million.

As a result of the operating and financial evolution, earnings before taxes reached US$209 million improving 140.8% q/q. The high tax charge during the quarter was mainly driven by an extraordinary deferred tax charges given the sanctioning of Law 27,630, which changed the corporate tax rate to 35% from 25% for 2021 onwards. It is worth mentioning that this is an accounting adjustment and does not entail a cash outflow for the company. As a result, net income for the quarter represented a loss of US$492 million, compared to the loss of US$25 million over 1Q21.

3. EBITDA AND ADJUSTED EBITDA RECONCILIATION

Reconciliation of Adjusted EBITDA Unaudited Figures, in US$ million	2Q20	1Q21	2Q21	Y/Y Δ	1H20	1H21	Y/Y Δ
Net Income	(1,258)	(25)	(492)	-60.9%	(1,155)	(517)	-55.2%
Financial results, net	(79)	49	116	N.M	93	165	77.5%
Interests in companies and joint ventures	(31)	(58)	(15)	-52.9%	(54)	(73)	34.8%
Income tax	(12)	112	701	N.M	(25)	813	N.M
Unproductive exploratory drillings	0	-	1	N.M	0	1	N.M
Depreciation & amortization	703	747	835	18.7%	1,502	1,582	5.3%
Impairment of assets	850	-	-	N.M	850	-	N.M

EBITDA	171	825	1,146	N.M	1,211	1,971	62.7%

Leasing	(79)	(61)	(63)	-20.2%	(164)	(124)	-24.4%
Other adjustments	(64)	2	2	N.M	(169)	4	N.M

Adjusted EBITDA	28	767	1,084	N.M	879	1,851	N.M

Adjusted EBITDA for the quarter reached US$1,084 million, increasing 41.4% sequentially, and 14.3% above the pandemic free Adjusted EBITDA of 2Q19. Sequentially, the increase was backed by higher realization prices across the board and the expansion of oil and natural gas production. The strong pricing environment followed our active pricing strategy at the pump – taking average pump prices back to 2019 levels –, higher prices for other refined products and petrochemicals – which are highly correlated to international prices of oil and its derivatives –, in addition to a better pricing for natural gas – winter seasonality in the new Plan Gas and better contractual agreements with other clients. It is worth noting that Adjusted EBITDA margin reached 32%, at the high-end of the range for recent years.

The Adjusted EBITDA calculation include or exclude several items that can be considered infrequent which are the following.

•	2Q21: Includes stand-by costs for US$40 million.

•	1Q21: Includes stand-by costs for US$29 million.

•

2Q20: Includes stand-by costs for US$83 million, and a US$118 million provision related to Decree No. 1053/2018, but excludes the impairment of PP&E for US$850 million and the US$65 million gain related to the sale of an 11% stake in Bandurria Sur.

The reconciliation for each one of our segments between EBITDA and Adjusted EBITDA for 2Q21 is presented in the table below.

EBITDA breadkdown by segment Unaudited Figures, in US$ million	Upstream	Downstream	Gas & Energy	Corporate & Other	Consolid. Adjustments	Total
Operating income	(12)	343	11	(36)	5	310
Depreciation & amortization	663	140	13	21	(1)	835
Unproductive exploratory drillings	1	—	—	—	—	1
Impairment of assets	—	—	—	—	—	—

EBITDA	652	483	24	(16)	3	1,146

Leasing	(38)	(20)	(5)	—	—	(63)
Other adjustments	0	0	1	1	—	2

Adjusted EBITDA	614	463	20	(15)	3	1,084

4. ANALYSIS OF RESULTS BY BUSINESS SEGMENT

4.1. UPSTREAM

Upstream Financials Unaudited Figures, in US$ million	2Q20	1Q21	2Q21	Y/Y Δ	1H20	1H21	Y/Y Δ
Crude oil	531	950	971	82.7%	1,539	1,921	24.8%
Natural gas	273	285	423	54.9%	592	709	19.8%
Other	(3)	12	(9)	N.M	(13)	3	N.M

Revenues	801	1,247	1,385	72.9%	2,118	2,633	24.3%

Depreciation & amortization	(501)	(581)	(663)	32.2%	(1,118)	(1,244)	11.3%
Lifting cost	(399)	(411)	(460)	15.3%	(923)	(871)	-5.6%
Royalties	(107)	(171)	(187)	74.3%	(291)	(358)	23.0%
Exploration expenses	(2)	(2)	(8)	N.M	(13)	(10)	-24.3%
Other	(36)	(64)	(79)	N.M	(5)	(143)	N.M

Operating income before impairment of assets	(244)	19	(12)	-95.2%	(233)	7	N.M

Impairment of assets	(848)	—	—	N.M	(848)	—	N.M

Operating income	(1,092)	19	(12)	-98.9%	(1,081)	7	N.M

Depreciation & amortization	501	581	663	32.2%	1,118	1,244	11.3%
Unproductive exploratory drillings	0	—	1	N.M	0	1	N.M
Impairment of assets	848	—	—	-100.0%	848	—	-100.0%

EBITDA	258	600	652	N.M	885	1,252	41.4%

Leasing	(36)	(39)	(38)	6.0%	(75)	(77)	2.8%
Other adjustments	(66)	0	0	N.M	(169)	0	N.M

Adjusted EBITDA	156	561	614	N.M	641	1,175	83.3%

Capex	104	425	480	N.M	581	905	55.9%

Revenues expanded 11.1% compared to 1Q21, reaching US$1,385 million, backed by the increase in both crude oil and natural gas production and a strong recovery of prices for gas.

•

Crude oil revenues increased 2.1% q/q as production and prices expanded by 1.2% and 3.0%, respectively, with the later not fully correlated with the rise in Brent given the transition scheme that has been agreed between producers and refiners in the local market.

•

For natural gas, revenues expanded 48.5% q/q as output went up by 7.3%, while average realization price increased 32.9% supported by the seasonality factor included in the new Plan Gas, and better contractual terms with other clients.

On a year over year basis, revenues jumped 72.9% compared to 2Q20 – a quarter impacted entirely by a partial halt in operations given the pandemic outbreak and the drop in international and local prices – with both crude oil and natural gas sales expanding.

Unit Cash Costs Unaudited Figures, in US$/boe	2Q20	1Q21	2Q21	Y/Y Δ	1H20	1H21	Y/Y Δ
Lifting Cost	9.5	10.5	11.0	15.3%	10.5	10.7	2.3%
Royalties and other taxes	2.9	4.8	4.8	65.2%	3.7	4.8	31.1%
Other Costs	3.3	1.7	2.6	-21.7%	2.7	2.2	-18.8%

Total Cash Costs (US$/boe)	15.7	17.0	18.3	16.7%	16.8	17.7	5.3%

As regards our cost structure and on a per unit basis, total cash costs expanded 8.0% q/q – though contracting 9.7% (or -13.8% when normalizing for stand-by costs) when compared to the pre-pandemic quarter of 2Q19 given our cost-cutting program –, mainly due to the following:

•

Lifting costs increased 4.8% q/q mainly due to salary increases negotiated with labor unions, and more pulling and maintenance activity. However, it is worth noting that lifting costs for unconventionals decreased of 23.0% q/q given the expansion in production (21,800 barrels of oil equivalent per day).

•

Royalties remained flat sequentially on a per unit basis. In millions of dollars, royalties increased by 9.4% q/q principally due to higher production and natural gas prices. Royalties in connection with natural gas increased 43.8%, while the charge related to crude oil remained stable at 0.2%.

•	The increase in “Other Costs” was mainly explained by higher non-recurring stand-by costs associated with the blockade in Neuquén during April, and some smaller extraordinary charges.

In summary, Adjusted EBITDA reached US$614 million during the quarter, expanding 9.3% on a sequential basis, and 3.9x y/y.

Upstream Operating data Unaudited Figures	2Q20	1Q21	2Q21	Y/Y Δ	1H20	1H21	Y/Y Δ
Net Production Breakdown

Crude Production (Kbbld)	200.8	207.7	210.2	4.7%	213.0	208.9	-1.9%

Conventional	160.8	158.3	157.0	-2.4%	169.5	157.7	-7.0%
Shale	35.9	46.4	49.8	38.9%	39.1	48.1	23.1%
Tight	4.2	3.0	3.3	-19.8%	4.4	3.2	-28.0%

NGL Production (Kbbld)	45.7	29.5	36.6	-20.0%	45.3	33.1	-27.1%

Conventional	27.5	16.3	18.3	-33.5%	26.2	17.3	-34.1%
Shale	14.1	12.0	16.5	17.0%	15.5	14.3	-8.0%
Tight	4.1	1.2	1.8	-57.0%	3.6	1.5	-58.7%

Gas Production (Mm3d)	35.0	31.8	34.1	-2.7%	36.6	32.9	-10.0%

Conventional	18.8	18.0	17.7	-5.6%	19.4	17.9	-7.8%
Shale	7.8	6.4	8.6	9.4%	8.3	7.5	-10.2%
Tight	8.4	7.4	7.8	-7.3%	8.9	7.6	-14.7%

Total Production (Kboed)	466.8	437.0	461.1	-1.2%	488.6	449.1	-8.1%

Conventional	306.3	288.0	286.6	-6.4%	317.6	287.3	-9.6%
Shale	99.2	98.4	120.2	21.2%	106.9	109.3	2.3%
Tight	61.4	50.6	54.3	-11.5%	64.0	52.5	-18.0%
Average realization prices
Crude Oil (USD/bbl)	28.9	50.1	51.6	78.8%	39.3	50.9	29.3%
Natural Gas (USD/MMBTU)	2.5	2.9	3.8	54.1%	2.6	3.4	29.3%

Natural gas price for 2Q20 has been restated due to the change in the accrual of the Plan Gas and the adjustments for final billing.

Production expanded 5.5% sequentially as a result of the increase in activity, focused, more recently, in shale gas to comply with our commitments under the new Plan Gas, but also in our shale oil core hub. Natural gas production expanded 7.3% q/q due to a 34.6% rise in shale gas, in spite of the 20-day blockade carried out by health care workers in the Province of Neuquén that severely affected our operations. On the crude oil side, output increased by 1.2% driven by a 7.3% increase in shale with production in our core hub (Loma Campana, La Amarga Chica, and Bandurria Sur) reaching a new historical record, producing almost 42 thousand barrels per day in 2Q21.

On a year over year basis, total production for 2Q21 decreased by a minor 1.2%. Natural gas decreased 2.7% to 34.1 Mm3d, while crude oil production expanded 4.7%, to 210.2 Kbbld, with a reduction in conventional crude production of 2.4%, more than offset by an increase in shale oil of 38.9%.

The realization price of crude oil in 2Q21 increased by 3.0% q/q, and 78.8% y/y to US$51.6/bbl partially reflecting the recovery in international prices. Although Brent averaged US$69/bbl during the quarter, the transition scheme between local refiners and producers to set a lower local reference price for Brent remained in place. The goal of this agreement is to smooth out the evolution of crude prices, minimizing volatility and allowing for a gradual pass-through to the pump.

The average price for natural gas for the quarter was US$3.8/MMBTU, increasing 32.9% q/q and 54.1% y/y supported by the new Plan GasAR and better prices for contracts with other clients. The price for 2Q21 included US$0.66 of subsidies compared to US$0.24 in 1Q21 and US$0.12 in 2Q20.

CAPEX:

Upstream capex stood at US$480 million, expanding 13.1% sequentially, as we continued ramping up activity with the number of active drilling equipment reaching 16, a record high since the pandemic started. On a yearly basis, investments expanded 4.6x as 2Q20 was fully affected by the strict lockdown and the related halt in activity that we went through.

Activity during 2Q21 focused on shale blocks: 1) on the natural gas front, Rincón del Mangrullo, and Aguada de la Arena led the pack among our operated blocks in terms of new wells, while workover activity at El Orejano also rendered a relevant increase in production; and 2) on the crude oil side, activity continued focusing in our core hub, including La Amarga Chica, Loma Campana, and Bandurria Sur. In addition to shale activity, the development of tight gas continued in Rio Neuquén and in Estación Fernández Oro where workovers were carried out.

For conventional oil, activity focused on primary recovery projects and development in the Cañadón Yatel, Seco León, El Trébol, Desfiladero Bayo and Manantiales Behr blocks; as well as in the secondary recovery projects mainly in the blocks of Barranca Baya, Chihuido Sierra Negra, Manantiales Behr, Los Perales and CNQ7A. At the same time, we continued with tertiary recovery projects mainly in the Manantiales Behr and El Trébol blocks.

As for the exploration activity, during 2Q21 we performed workover tasks on the Nq.PdL.x-2 well (exploratory commitment in the Salinas del Huitrín block in the Province of Neuquén). The completion process for the Rco.AP.xp-19 and Rn.MLu.x-1 exploratory wells was started.

4.2. DOWNSTREAM

Downstream Financials Unaudited Figures, in US$ million	2Q20	1Q21	2Q21	Y/Y Δ	1H20	1H21	Y/Y Δ
Diesel	729	921	1,111	52.3%	1,725	2,032	17.8%
Gasoline	263	613	581	N.M	933	1,195	28.1%
Other domestic market	271	462	640	N.M	602	1,102	83.0%
Export market	280	276	440	57.2%	637	716	12.5%

Revenues	1,544	2,273	2,773	79.6%	3,897	5,045	29.5%

Depreciation & amortization	(146)	(134)	(140)	-3.7%	(291)	(274)	-5.7%
Refining & Logistics	(210)	(229)	(255)	21.5%	(476)	(484)	1.7%
Fuels imports	(55)	(75)	(95)	73.5%	(152)	(170)	11.6%
Crude oil purchases (intersegment + third parties)	(545)	(1,203)	(1,219)	N.M	(1,791)	(2,421)	35.2%
Biofuel purchases	(76)	(108)	(90)	17.1%	(237)	(198)	-16.6%
Non-oil agro purchases	(204)	(118)	(322)	57.7%	(278)	(440)	58.3%
Other	(305)	(207)	(310)	1.5%	(602)	(517)	-14.2%

Operating income before impairment of assets	3	199	343	N.M	70	541	N.M

Impairment of assets	—	—	—	N.M	—	—	N.M

Operating income	3	199	343	N.M	70	541	N.M

Depreciation & amortization	146	134	140	-3.7%	291	274	-5.7%
Impairment of assets	—	—	—	N.M	—	—	N.M

EBITDA	148	333	483	N.M	361	815	N.M

Leasing	(26)	(16)	(20)	-23.6%	(52)	(36)	-30.9%
Other adjustments	0	1	0	-84.4%	1	1	11.7%

Adjusted EBITDA	123	317	463	N.M	310	780	N.M

Capex	37	51	81	N.M	121	132	8.8%

Adjusted EBITDA includes holding results from crude oil at transfer price of US$(34) million in 2Q20, US$108 million in 1Q21, and US$61 million in 2Q21.

Revenues expanded 22.0% sequentially, reaching US$2,773 million mainly driven by higher prices for our main products both domestically and for exports. Domestic demand for our most relevant products (diesel and gasoline) stood 8.6% below pre-pandemic levels and contracted only 2.9% sequentially despite the new mobility restrictions introduced by the government in late April – mainly including a curfew and 10 days of strict lockdown in May, which have been gradually relaxed since June.

•

Diesel revenues – which represented 40% of the segment’s sales – increased 20.6% q/q due to higher prices in dollars for the diesel mix of 13.5% and by higher volumes of 6.6%. Demand was supported by the agricultural industry and power generation being only 2.6% below 2Q19.

•

Gasoline revenues – which represented 21% of the downstream sales – decreased by 5.3% q/q as gasoline demand, which is more sensitive to mobility restrictions, contracted 16.8% on a sequential basis – still standing 18.1% below pre-pandemic levels (2Q19) –, partially offset by an expansion in prices (+13.8%).

•	Other sales in the domestic market increased by 38.6% q/q mainly supported by both higher prices and volumes for asphalts, petrochemicals, lubricants, fertilizers and LPG.

•	Export revenues increased 59.3% q/q mainly driven by an expansion of prices and volumes for grain and flours, fuel oil, petroleum coal, and virgin naphtha.

On a year over year basis, revenues increased 79.6% driven by the general recovery in demand and prices taking into consideration the collapse that took place at a domestic and international levels during 2Q20 given the outbreak of the pandemic.

Operating costs for the segment increased q/q mainly due to the following:

•

Refining and logistics costs increased by 11.4% mainly as a result of higher charges related to repair and maintenance, electricity and other supplies, personnel expenses, and an expansion in logistic charges given the low tides in the Parana river which limited the usage of contracted barges for fuel transportation which were replaced by other means of transportation.

•

Crude oil purchases expanded by 1.3% driven mainly by higher crude prices in dollars. This was partially offset by a slight reduction in the crude volumes transferred from the Upstream segment (-0.8%), and lower volumes purchased from third parties (-5.7%) which amounted to 20% of the total crude oil processed.

•

Biofuel purchases decreased by 17.3% due to lower purchases of biodiesel (-19.7%) driven by a contraction in volumes and prices, with a low portion of biodiesel in the mix given the lack of supply in the market. For bioethanol, the lower purchases of this product (-16.2%) were the result of lower volumes, aligned to the sequential contraction in gasoline demand, partially offset by higher prices.

•

Non-oil agro purchases increased by 172.4% mainly driven by higher purchases of fertilizers, and grain receipts in the agricultural sales segment by way of barter of 231.1% and 170.4%, respectively, mainly due to higher prices and volumes of these products.

As a result, Adjusted EBITDA reached US$463 million during the quarter, expanding 45.9% q/q.

Downstream Operating data Unaudited Figures	2Q20	1Q21	2Q21	Y/Y Δ		1H20	1H21	Y/Y Δ
Crude processed (Kbbld)	191.7	273.4	266.4	39.0%		233.5	269.9	15.6%
Refinery utilization (%)	60%	83%	81%	2119	bps	73%	82%	12.5%
Sales volume

Sales of refined products (Km3)	3,041	4,140	4,264	40.2%		7,143	8,405	17.7%

Total domestic market	2,679	3,901	3,976	48.4%		6,220	7,877	26.6%
of which Gasoline	579	1,240	1,032	78.2%		1,801	2,271	26.1%
of which Diesel	1,578	1,811	1,931	22.3%		3,301	3,742	13.4%
Total export market	362	239	288	-20.4%		923	527	-42.8%

Sales of petrochemical products (Ktn)	147	247	229	56.2%		373	476	27.6%

Domestic market	95	166	179	89.0%		261	345	32.2%
Export market	52	81	50	-3.6%		112	131	16.9%

Sales of grain, flours and oils (Ktn)	523	294	456	-12.8%		761	751	-1.4%

Domestic market	97	11	11	-88.3%		130	22	-82.9%
Export market	427	284	445	4.3%		631	729	15.4%

Sales of fertilizers (Ktn)	227	186	328	44.1%		318	514	61.4%

Domestic market	227	186	328	44.1%		318	514	61.4%
Average prices of fuels in the domestic market
Gasoline (USD/m3)	442	478	544	23.2%		504	508	0.9%
Diesel (USD/m3)	460	504	572	24.4%		521	539	3.6%

Average domestic prices for gasoline and diesel are net of taxes but include commissions and fuel bonuses. These prices are calculated as total realized revenues divided by volume sold in each period.

Nominal capacity at 328.1 Kbbl/d since 1Q21.

The crude oil processed during the quarter stood at 266.4 Kbbld, slightly down 2.6% q/q – but increasing by almost 40% versus the same period of last year and at levels similar to pre-pandemic – as we efficiently managed our operations to react to the evolution of demand. Given the new mobility restriction imposed, we decided to perform maintenance works in our La Plata refinery at the end of May to minimize the impact from the lower demand. These works were originally scheduled for March but at that time given the higher-than-expected demand, we decided to postpone it.

Average diesel and gasoline prices in dollars in the local market increased 13.5% q/q and 13.8% q/q, respectively. The quarter was fully impacted by the prices increases that took place in the March-May period which allowed to finalize the process of margin normalization and take our prices back to 2019 average levels. Consequently, when looking on a year over year basis, average dollar price for the diesel mix increased 24.4%, with gasoline following the uptrend at 23.2%.

CAPEX:

Downstream capex totaled US$81 million, increasing 57.3% q/q and 2.2x y/y. During 2Q21, works in connection to the new fuel specifications continued, covering the initial steps for the construction of a new diesel hydrotreatment unit in the Luján de Cuyo Refinery, and the construction of gasoline hydrotreatment unit and revamping of existing units in the La Plata Industrial Complex. These works aim to comply with the new specifications established by Resolution 576/2019 of the Ministry of Treasury that will enter into force in 2024, as well as new trends in demand following new engine requirements, primarily Euro 5.

At the La Plata Refinery, the scheduled maintenance of the Catalytic Cracking A plant began at the end of May, with an estimated duration of 80 days. At the Luján de Cuyo Refinery, works to modernize the MTBE unit to ETBE continued, with completion expected for the last quarter of 2021. In the Plaza Huincul Refinery, a stoppage in the Topping and Platforming took place in mid-May, with processing being normalized at the beginning of June.

4.3. GAS AND POWER

Gas & Power Financials Unaudited Figures, in US$ million	2Q20	1Q21	2Q21	Y/Y Δ	1H20	1H21	Y/Y Δ
Natural gas as producers (intersegment + third parties)	275	285	427	55.5%	583	712	22.2%
Natural gas retail segment	90	57	109	20.2%	182	166	-8.8%
Other	67	27	43	-36.6%	138	70	-49.3%

Revenues	432	370	578	33.7%	903	948	5.0%

Depreciation & amortization	(18)	(12)	(13)	-28.6%	(38)	(25)	-34.3%
Natural gas purchases (intersegment + third parties)	(278)	(288)	(424)	52.4%	(603)	(712)	18.1%
Other	(267)	(101)	(130)	-51.1%	(411)	(231)	-43.7%

Operating income before impairment of assets	(130)	(31)	11	N.M	(148)	(20)	-86.4%

Impairment of assets	(1)	—	—	N.M	(1)	—	N.M

Operating income	(131)	(31)	11	N.M	(149)	(20)	-86.5%

Depreciation & amortization	18	12	13	-28.6%	38	25	-34.3%
Impairment of assets	1	—	—	-100.0%	1	—	-100.0%

EBITDA	(112)	(19)	24	N.M	(111)	5	N.M

Leasing	(17)	(6)	(5)	-69.4%	(37)	(11)	-70.0%
Other adjustments	2	2	1	-43.6%	2	3	42.7%

Adjusted EBITDA	(128)	(23)	20	N.M	(146)	(3)	-97.7%

Capex	8	4	6	-24.0%	21	10	-52.5%

Sales of natural gas as producers include domestic and external markets.

Revenues of the segment expanded 56.3% q/q, mainly driven by a 49.6 % increase in sales of natural gas as producers in the local market and abroad – which represented 74% of segment’s sales – given the higher volumes due to seasonality and the aforementioned increase in production and better prices in dollars supported by the seasonal factor included in the new Plan Gas as well as better contractual conditions with other clients. Natural gas sales mainly from our controlled company Metrogas S.A. to the retail distribution segment (residential customers and small businesses) and to large customers (power plants and industries) – which represented 19% of segment’s sales – increased by 89.0% q/q mainly on the back of seasonally higher sales of gas and an expansion in the average price perceived through its distribution network.

Total operating costs increased q/q primarily due to increased purchases of natural gas (47.1% q/q) on increasing volumes – volumes transferred from the Upstream segment were up by 9.0%, which more than offset a reduction of 78.1% in purchases from third parties.

As a whole, Adjusted EBITDA stood at US$20 million recovering from a loss of US$23 million in 1Q21.

4.4. CORPORATE AND OTHER

Corporate & Other Financials Unaudited Figures, in US$ million	2Q20	1Q21	2Q21	Y/Y Δ	1H20	1H21	Y/Y Δ
Revenues	92	144	181	96.5%	264	324	22.7%

Operating costs	(190)	(186)	(217)	14.4%	(418)	(403)	-3.6%

Operating income before impairment of assets	(98)	(42)	(36)	-62.7%	(154)	(78)	-49.0%

Impairment of assets	(1)	—	—	N.M	(1)	—	N.M

Operating income	(99)	(42)	(36)	-63.1%	(155)	(78)	-49.3%

Depreciation & amortization	39	21	21	-46.5%	56	42	-25.1%
Impairment of assets	1	—	—	-100.0%	1	—	-100.0%

EBITDA	(59)	(21)	(16)	-73.4%	(98)	(37)	-62.5%

Leasing	(0)	—	—	N.M	(0)	—	N.M
Other adjustments	(1)	(1)	1	N.M	(2)	(0)	-99.3%

Adjusted EBITDA	(60)	(22)	(15)	-74.6%	(100)	(37)	-63.4%

Capex	13	7	13	2.3%	36	20	-44.1%

This business segment involves mainly corporate costs and other activities that are not reported in any of the previously mentioned business segments.

Corporate adjusted EBITDA for 2Q21 represented a loss of US$15 million, which compares slightly favorably with the loss of US$22 million in 1Q21, mainly on higher revenues from ongoing projects recorded at our controlled company A Evangelista S.A.

4.5. CONSOLIDATION ADJUSTMENTS

Consolidation Adjustments Financials Unaudited Figures, in US$ million	2Q20	1Q21	2Q21	Y/Y Δ	1H20	1H21	Y/Y Δ
Revenues	(923)	(1,386)	(1,567)	69.9%	(2,403)	(2,954)	22.9%

Operating costs	860	1,320	1,572	82.9%	2,577	2,892	12.2%

Operating income before impairment of assets	(63)	(66)	5	N.M	174	(62)	N.M

Impairment of assets	—	—	—	N.M	—	—	N.M

Operating income	(63)	(66)	5	N.M	174	(62)	N.M

Depreciation & amortization	—	(1)	(1)	N.M	—	(3)	N.M
Impairment of assets	—	—	—	N.M	—	—	N.M

EBITDA	(63)	(68)	3	N.M	174	(64)	N.M

Leasing	—	—	—	N.M	—	—	N.M
Other adjustments	—	—	—	N.M	—	—	N.M

Adjusted EBITDA	(63)	(68)	3	N.M	174	(64)	N.M

Consolidation adjustments to eliminate results among business segments not transferred to third parties was positive US$3 million in 2Q21 versus negative US$68 million in 1Q21. In 2Q21, the gap between the transfer price across businesses and the cost of production of the company’s inventories tightened, while in 1Q21 it widened due to the rise in Brent price which affected transfer prices.

5. LIQUIDITY AND SOURCES OF CAPITAL

5.1. CASH FLOW SUMMARY

Summary Consolidated Cash Flow Unaudited Figures, in US$ million	2Q20	1Q21	2Q21	Y/Y Δ	1H20	1H21	Y/Y Δ
Cash BoP	1,074	650	612	-43.0%	1,106	650	-41.2%
Net cash flow from operating activities	498	1,054	1,001	N.M	1,459	2,055	40.8%
Net cash flow from investing activities	(49)	(523)	(531)	N.M	(737)	(1,055)	43.1%
Net cash flow from financing activities	(290)	(522)	(525)	81.3%	(583)	(1,047)	79.7%
FX adjustments & other	(46)	(46)	(17)	-63.7%	(58)	(62)	8.3%

Cash EoP	1,187	612	540	-54.5%	1,187	540	-54.5%

Investment in financial assets	115	382	395	N.M	115	395	N.M

Cash + short-term investments EoP	1,303	995	935	-28.2%	1,303	935	-28.2%

FCF	61	284	311	N.M	(24)	595	N.M

FCF = Cash flow from Operations less capex (Investing activities), M&A (Investing activities), and interest and leasing payments (Financing activities).

BoP stands for Beginning of period / EoP stands of End of period.

Net cash flow from operating activities amounted to US$1,001 million in 2Q21, representing a minor decrease of 5.0% q/q compared to the US$1,054 million in 1Q21. The q/q change was mainly due to an increase in working capital needs due to seasonality which offset the expansion in Adjusted EBITDA. On a year over year basis, the continued recovery in profitability, resulted in a 2x increase in our cash flow from operations.

Net cash flow from investing activities were a negative US$531 million, compared to a negative US$523 million in 1Q21 mainly driven by an increase in the acquisition of PP&E (cash capex), which totaled US$500 million, including purchases of materials. It is worth noting that cash capex during the quarter was lower than our accrued capex of US$580 million given the combination of our 30-day payment cycle and considering that June was the month with the highest level of activity during the second quarter. Looking at a year ago, net cash outflow from investing activities was just US$49 million not only due to the halt in activity that took place in 2Q20, but also due to the collection of US$111 million related to M&A activity (the sale of an 11% stake in Bandurria Sur and a 50% stake in CAN-100).

Net cash flow from financing activities amounted to negative US$525 million in 2Q21, compared to negative US$522 million in 1Q21, as we continued using our excess cash to reduce the level of indebtedness, taking net borrowing to negative levels on both quarters at US$318 million and US$246 million, respectively. In 2Q21, we can highlight the cancellation of a dollar denominated syndicate loan of US$250 million which was partially refinanced during July. Interest payments during the quarter declined about 35% both q/q and y/y, totaling US$131 million, mainly as a result of the reduction in the levels of debt and lower cash coupons on the new securities issued as part of the debt exchange offer executed earlier this year.

Free cash flow before debt financing reached US$311 million during the quarter, being positive for the fifth consecutive quarter, improving 9.4% compared to the inflow of US$284 million registered in 1Q21 and accumulating US$595 million during 1H21 (versus a cash burn of US$24 million in 1H20). The improvement was related to the aforementioned recovery in profitability, which allowed for a significant reduction in our net debt.

Total consolidated liquidity, including US$395 million of sovereign bonds and treasury notes, stood at US$935 million as of June 30, 2021, mostly aligned with the liquidity position held during the most recent quarters, and in-line with the target level set at US$1 billion plus/minus10%.

In terms of cash management, we continued to actively administrate our liquidity to maintain FX exposure within certain limits, while also considering the cost of carry of such strategy, as Communication “A” 7030 from the Argentine Central Bank (and its successors) restricts corporations from holding liquid assets abroad to retain access to the official FX market. As a result, the Peso portion of our cash and cash equivalents was reduced to 55% compared to 76% in 1Q21. However, our net FX exposure, including hedging instruments and netting our peso denominated debt, stood at just 6%.

5.2. NET DEBT

Net debt breakdown Unaudited Figures, in US$ million	2Q20	1Q21	2Q21	Q/Q Δ
Short-term debt	2,783	1,187	1,274	7.4%
Long-term debt	5,906	6,560	6,160	-6.1%

Total debt	8,690	7,747	7,434	-4.0%

Avg. Interest rate for AR$-debt	30.9%	34.9%	35.7%
Avg. Interest rate for US$-debt	7.5%	7.5%	7.6%
% of debt in AR$	10%	6%	6%

Cash + short term investments	1,303	995	935	-6.0%

% of cash in AR$	51%	76%	55%

Net debt	7,387	6,752	6,499	-3.7%

Average interest rates for AR$ and US$ debt refer to YPF on a stand-alone basis.

As of June 30, 2021, YPF’s consolidated net debt totaled US$6,499 million, further decreasing by US$253 million q/q, and still at levels not seen since 2015, driven by a 14.4% reduction in total debt to US$7,434 million, which more than offset a US$60 million contraction in our cash position. On a year over year basis, the total reduction in net debt reached US$888 million.

Our net-debt-to-last-twelve-month-adjusted-EBITDA ratio dropped to 2.7x, compared to the 4.9x in the previous quarter due to the strong recovery in profitability, together with our lower net debt levels, being back within debt incurrence covenant limits.

The maturity profile for the rest of the year is favorably affected by the aforementioned reduction in our indebtedness together with the cash relief for 2021 and 2022 from the Global Debt Exchange executed earlier this year. Furthermore, most maturities coming due in the second half of 2021 are primarily concentrated in local loans, trade lines and bonds, having close to US$110 million in cross-border maturities, out of which only US$43 million are related to international bonds (amortization of the 2025 note in September).

There were no issuances during 2Q21. The following chart shows the consolidated principal debt maturity profile of the company as of June 30, 2021, expressed in millions of dollars:

6. TABLES AND NOTES

6.1. CONSOLIDATED STATEMENT OF INCOME

Income Statement Unaudited Figures, in US$ million	2Q20	1Q21	2Q21	Y/Y Δ	1H20	1H21	Y/Y Δ
Revenues	1,947	2,648	3,349	72.0%	4,779	5,997	25.5%

Costs	(2,147)	(2,238)	(2,639)	22.9%	(4,513)	(4,878)	8.1%

Gross profit	(200)	410	710	N.M	266	1,120	N.M

Selling expenses	(340)	(225)	(276)	-18.9%	(565)	(500)	-11.4%
Administrative expenses	(108)	(103)	(115)	7.0%	(217)	(218)	0.4%
Exploration expenses	(2)	(2)	(9)	N.M	(14)	(10)	-24.0%
Impairment of property, plant and equipment and intangible assets	(850)	—	—	N.M	(850)	—	N.M
Other operating results, net	118	(3)	(1)	N.M	238	(4)	N.M

Operating income	(1,382)	78	310	N.M	(1,141)	388	N.M

Income of interests in companies and joint ventures	31	58	15	-52.9%	54	73	34.8%
Financial Income	456	254	206	-54.9%	795	459	-42.2%
Financial Cost	(552)	(365)	(376)	-32.0%	(1,041)	(741)	-28.8%
Other financial results	176	63	54	-69.2%	153	117	-23.6%
Financial results, net	79	(49)	(116)	N.M	(93)	(165)	77.5%

Net profit before income tax	(1,271)	87	209	N.M	(1,180)	296	N.M

Income tax	12	(112)	(701)	N.M	25	(813)	N.M

Net profit for the period	(1,258)	(25)	(492)	-60.9%	(1,155)	(517)	-55.2%

Net profit for shareholders of the parent company	(1,252)	(23)	(479)	-61.7%	(1,151)	(502)	-56.4%
Net profits for non-controlling interest	(6)	(2)	(13)	N.M	(4)	(15)	N.M
Earnings per share attributable to shareholders of the parent company (basic and diluted)	(3.19)	(0.06)	(1.22)	-61.8%	(2.93)	(1.28)	-56.3%
Other comprehensive income	824	742	371	-55.0%	1,529	1,113	-27.2%

Total comprehensive income for the period	(434)	716	(121)	-72.1%	374	595	59.4%

Income Statement Unaudited Figures, in AR$ million	2Q20	1Q21	2Q21	Y/Y Δ	1H20	1H21	Y/Y Δ
Revenues	133,558	234,890	315,873	N.M	308,228	550,763	78.7%

Costs	(146,822)	(198,531)	(248,940)	69.6%	(292,736)	(447,471)	52.9%

Gross profit	(13,264)	36,359	66,933	N.M	15,492	103,292	N.M

Selling expenses	(23,168)	(19,945)	(26,021)	12.3%	(37,044)	(45,966)	24.1%
Administrative expenses	(7,383)	(9,125)	(10,912)	47.8%	(14,132)	(20,037)	41.8%
Exploration expenses	(140)	(159)	(804)	N.M	(856)	(963)	12.5%
Impairment of property, plant and equipment and intangible assets	(57,429)	—	—	N.M	(57,429)	—	N.M
Other operating results, net	7,940	(276)	(55)	N.M	15,323	(331)	N.M

Operating income	(93,444)	6,854	29,141	N.M	(78,646)	35,995	N.M

Income of interests in companies and joint ventures	2,300	5,116	1,439	-37.4%	3,720	6,555	76.2%
Financial Income	30,817	22,347	19,314	-37.3%	51,623	41,661	-19.3%
Financial Cost	(37,680)	(32,323)	(35,448)	-5.9%	(67,814)	(67,771)	-0.1%
Other financial results	12,075	5,685	5,262	-56.4%	10,782	10,947	1.5%
Financial results, net	5,212	(4,291)	(10,872)	N.M	(5,409)	(15,163)	N.M

Net profit before income tax	(85,932)	7,679	19,708	N.M	(80,335)	27,387	N.M

Income tax	884	(9,926)	(65,970)	N.M	1,638	(75,896)	N.M

Net profit for the period	(85,048)	(2,247)	(46,262)	-45.6%	(78,697)	(48,509)	-38.4%

Net profit for shareholders of the parent company	(84,630)	(2,066)	(45,017)	-46.8%	(78,418)	(47,083)	-40.0%
Net profits for non-controlling interest	(418)	(181)	(1,245)	N.M	(279)	(1,426)	N.M
Earnings per share attributable to shareholders of the parent company (basic and diluted)	(215.67)	(5.26)	(114.67)	-46.8%	(199.84)	(119.93)	-40.0%
Other comprehensive income	55,744	65,658	34,904	-37.4%	99,018	100,562	1.6%

Total comprehensive income for the period	(29,304)	63,411	(11,358)	-61.2%	20,321	52,053	N.M

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.2. CONSOLIDATED BALANCE SHEET

Consolidated Balance Sheet	In US$ million		In AR$ million
Unaudited Figures	31-Dec-20	30-Jun-21	31-Dec-20	30-Jun-21
Non-current Assets
Intangible assets	465	458	39,119	43,799
Properties, plant and equipment	16,413	15,886	1,379,527	1,518,979
Assets for leasing	524	488	44,081	46,696
Investments in companies and joint ventures	1,274	1,313	107,112	125,539
Deferred tax assets, net	31	26	2,629	2,532
Other receivables	174	174	14,657	16,684
Trade receivables	101	55	8,531	5,276
Investment in financial assets	0	36	0	3,447

Total Non-current Assets	18,985	18,437	1,595,656	1,762,952

Current Assets
Assets held for disposal	6	0	494	0
Inventories	1,191	1,299	100,137	124,197
Contract assets	10	15	871	1,401
Other receivables	409	463	34,369	44,256
Trade receivables	1,287	1,469	108,146	140,500
Investment in financial assets	344	395	28,934	37,730
Cash and cash equivalents	650	540	54,618	51,669

Total Current Assets	3,897	4,181	327,569	399,753

Total Assets	22,882	22,618	1,923,225	2,162,705

Shareholders’ Equity
Shareholders’ contributions	124	111	10,385	10,588
Reserves, other comprehensive income and retained earnings	7,934	7,517	666,845	718,759
Non-controlling interest	73	66	6,165	6,304

Total Shareholders´ Equity	8,131	7,693	683,395	735,651

Non-current Liabilities
Provisions	2,219	2,292	186,488	219,153
Deferred tax liabilities, net	1,423	2,054	119,609	196,445
Income tax payable	42	35	3,571	3,313
Other taxes payable	3	2	215	194
Salaries and social security	46	46	3,860	4,434
Liabilities from leasing	288	277	24,172	26,476
Loans	6,277	6,160	527,575	588,984
Other liabilities	35	9	2,961	903
Accounts payable	8	11	710	1,059

Total non-current Liabilities	10,341	10,886	869,161	1,040,961

Current Liabilities
Provisions	73	78	6,133	7,421
Contract liabilities	81	78	6,824	7,432
Income tax payable	9	10	740	968
Other taxes payable	188	207	15,764	19,823
Salaries and social security	178	175	14,934	16,760
Liabilities from leasing	263	234	22,098	22,377
Loans	1,793	1,274	150,731	121,858
Other liabilities	108	87	9,062	8,332
Accounts payable	1,718	1,894	144,383	181,122
Total Current Liabilities	4,410	4,038	370,669	386,093

Total Liabilities	14,751	14,924	1,239,830	1,427,054

Total Liabilities and Shareholders’ Equity	22,882	22,618	1,923,225	2,162,705

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.3. CONSOLIDATED STATEMENT OF CASH FLOW

Cash Flow Statement Unaudited Figures, in US$ million	2Q20	1Q21	2Q21	Y/Y Δ	1H20	1H21	Y/Y Δ
Operating activities
Net income	(1,258)	(25)	(492)	-60.9%	(1,155)	(517)	-55.2%
Income of interests in companies and joint ventures	(31)	(58)	(15)	-52.9%	(54)	(73)	34.8%
Depreciation of property, plant and equipment	634	688	772	21.6%	1,345	1,459	8.5%
Depreciation of the right-of-use assets	58	48	51	-12.7%	136	98	-27.4%
Amortization of intangible assets	11	12	13	16.9%	22	24	12.5%
Losses of property, plant and equipment and intangible assets and consumption of materials	39	83	87	N.M	116	170	46.8%
Income tax charge	(12)	112	701	N.M	(25)	813	N.M
Net increase in provisions	182	65	79	-56.4%	245	144	-41.2%
Impairment of property, plant and equipment and intangible assets	850	—	—	-100.0%	850	—	-100.0%
Interest, exchange differences and others	(115)	43	122	N.M	47	165	N.M
Stock compensation plans	2	1	1	-42.7%	5	3	-43.3%
Accrued insurance	(40)	—	—	N.M	(48)	—	N.M
Results from exchange of debt instruments	—	(21)	—	N.M	—	(21)	N.M
Results for assignment of participation in areas	(87)	—	(5)	-94.2%	(191)	(5)	-97.4%
Results from sales of assets held for disposal	—	—	(33)	N.M	—	(33)	N.M
Changes in assets and liabilities
Trade receivables	175	21	(162)	N.M	426	(142)	N.M
Other receivables	167	(93)	55	-66.8%	102	(38)	N.M
Inventories	82	(25)	(86)	N.M	(96)	(112)	15.9%
Accounts payable	(177)	191	(63)	-64.3%	(233)	128	N.M
Other taxes payable	0	91	(57)	N.M	6	34	N.M
Salaries and Social Security	14	(28)	13	-3.9%	(15)	(14)	-4.8%
Other liabilities	(0)	(27)	(17)	N.M	2	(44)	N.M
Decrease in provisions included in liabilities for payments / utilization	(4)	(21)	(10)	N.M	(26)	(31)	16.0%
Contract Assets	4	5	(11)	N.M	(5)	(6)	18.0%
Contract Liabilities	(19)	(7)	14	N.M	(18)	7	N.M
Dividends received	29	0	40	37.8%	31	40	29.4%
Insurance charge for loss of profit	11	0	5	-52.2%	15	5	-64.0%
Income tax payments	(15)	(1)	(1)	-90.8%	(22)	(3)	-87.3%

Net cash flow from operating activities	498	1,054	1,001	N.M	1,459	2,055	40.8%

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(286)	(493)	(500)	74.6%	(1,078)	(993)	-7.9%
Proceeds from sales of financial assets	417	105	120	-71.2%	417	225	-46.1%
Payments for the acquisition of financial assets	(291)	(148)	(191)	-34.5%	(291)	(339)	16.4%
Interest received from financial assets	—	13	22	N.M	—	35	N.M
Collection for assignment of participation in areas	111	—	17	-84.4%	215	17	-91.9%

Net cash flow from investing activities	(49)	(523)	(531)	N.M	(737)	(1,055)	43.1%

Financing activities
Payment of loans	(860)	(537)	(543)	-36.8%	(1,201)	(1,080)	-10.1%
Payment of interests	(200)	(200)	(131)	-34.8%	(462)	(330)	-28.5%
Proceeds from loans	834	291	226	-72.9%	1,245	516	-58.5%
Acquisition of own shares	—	—	—	N.M	—	—	N.M
Payment of leasing	(61)	(77)	(77)	25.5%	(158)	(153)	-2.9%
Payment of interests related to income tax	(3)	(0)	(0)	-94.3%	(7)	(0)	-96.7%
Payment of dividends	—	—	—	N.M	—	—	N.M

Net cash flow from financing activities	(290)	(522)	(525)	81.3%	(583)	(1,047)	79.7%

Effect of changes in exchange rates on cash and cash equivalents	54	10	6	-88.3%	123	17	-86.4%
Translation adjustments	(100)	(56)	(23)	-77.0%	(181)	(79)	-56.2%
Increase (decrease) in cash and cash equivalents	113	(37)	(72)	N.M	82	(109)	N.M
Cash and cash equivalents at the beginning of the period	1,074	650	612	-43.0%	1,106	650	-41.2%

Cash and cash equivalents at the end of the period	1,187	612	540	-54.5%	1,187	540	-54.5%

Cash Flow Statement Unaudited Figures, in AR$ million	2Q20	1Q21	2Q21	Y/Y Δ	1H20	1H21	Y/Y Δ
Operating activities
Net income	(85,048)	(2,247)	(46,262)	-45.6%	(78,697)	(48,509)	-38.4%
Income of interests in companies and joint ventures	(2,300)	(5,116)	(1,439)	-37.4%	(3,720)	(6,555)	76.2%
Depreciation of property, plant and equipment	42,936	60,875	72,552	69.0%	86,572	133,427	54.1%
Depreciation of the right-of-use assets	3,927	4,214	4,768	21.4%	8,679	8,982	3.5%
Amortization of intangible assets	740	1,042	1,197	61.8%	1,409	2,239	58.9%
Losses of property, plant and equipment and intangible assets and consumption of materials	2,623	7,369	8,186	N.M	7,360	15,555	N.M
Income tax charge	(884)	9,926	65,970	N.M	(1,638)	75,896	N.M
Net increase in provisions	12,303	5,723	7,455	-39.4%	16,165	13,178	-18.5%
Impairment of property, plant and equipment and intangible assets	57,429	—	—	-100.0%	57,429	—	-100.0%
Interest, exchange differences and others	(7,600)	3,814	11,375	N.M	2,240	15,189	N.M
Stock compensation plans	153	119	122	-20.3%	300	241	-19.7%
Accrued insurance	(2,731)	—	—	N.M	(3,189)	—	N.M
Results from exchange of debt instruments	—	(1,855)	—	N.M	—	(1,855)	N.M
Results for assignment of participation in areas	(5,877)	—	(472)	-92.0%	(12,233)	(472)	-96.1%
Results from sales of assets held for disposal	—	—	(3,121)	N.M	—	(3,121)	N.M
Changes in assets and liabilities
Trade receivables	11,829	1,816	(15,252)	N.M	27,219	(13,436)	N.M
Other receivables	11,262	(8,263)	5,202	-53.8%	7,267	(3,061)	N.M
Inventories	5,563	(2,247)	(8,102)	N.M	(5,389)	(10,349)	92.0%
Accounts payable	(11,976)	16,880	(5,947)	-50.3%	(15,382)	10,933	N.M
Other taxes payable	12	8,067	(5,339)	N.M	377	2,728	N.M
Salaries and Social Security	932	(2,449)	1,246	33.7%	(843)	(1,203)	42.7%
Other liabilities	(22)	(2,377)	(1,593)	N.M	151	(3,970)	N.M
Decrease in provisions included in liabilities for payments / utilization	(288)	(1,821)	(933)	N.M	(1,639)	(2,754)	68.0%
Contract Assets	254	480	(1,028)	N.M	(263)	(548)	N.M
Contract Liabilities	(1,305)	(611)	1,327	N.M	(1,219)	716	N.M
Dividends received	1,966	28	3,766	91.6%	2,096	3,794	81.0%
Insurance charge for loss of profit	757	12	503	-33.6%	1,004	515	-48.7%
Income tax payments	(1,010)	(129)	(129)	-87.2%	(1,456)	(258)	-82.3%

Net cash flow from operating activities	33,645	93,250	94,052	N.M	92,600	187,302	N.M

Investing activities
Acquisitions of property, plant and equipment and intangible assets	(19,346)	(43,640)	(46,976)	N.M	(67,886)	(90,616)	33.5%
Proceeds from sales of financial assets	28,172	9,256	11,284	-59.9%	28,172	20,540	-27.1%
Payments for the acquisition of financial assets	(19,649)	(13,094)	(17,909)	-8.9%	(19,649)	(31,003)	57.8%
Interest received from financial assets	—	1,172	2,049	N.M	—	3,221	N.M
Collection for assignment of participation in areas	7,511	—	1,634	-78.2%	13,867	1,634	-88.2%

Net cash flow from investing activities	(3,312)	(46,306)	(49,918)	N.M	(45,496)	(96,224)	N.M

Financing activities
Payment of loans	(58,093)	(47,468)	(51,050)	-12.1%	(79,057)	(98,518)	24.6%
Payment of interests	(13,544)	(17,663)	(12,281)	-9.3%	(29,587)	(29,944)	1.2%
Proceeds from loans	56,367	25,713	21,208	-62.4%	81,588	46,921	-42.5%
Acquisition of own shares	—	—	—	N.M	—	—	N.M
Payment of leasing	(4,123)	(6,783)	(7,197)	74.6%	(10,059)	(13,980)	39.0%
Payment of interests related to income tax	(176)	(7)	(14)	-92.0%	(440)	(21)	-95.2%
Payment of dividends	—	—	—	N.M	—	—	N.M

Net cash flow from financing activities	(19,569)	(46,208)	(49,334)	N.M	(37,555)	(95,542)	N.M

Effect of changes in exchange rates on cash and cash equivalents	3,645	922	593	-83.7%	7,892	1,515	-80.8%
Increase (decrease) in cash and cash equivalents	14,409	1,658	(4,607)	N.M	17,441	(2,949)	N.M
Cash and cash equivalents at the beginning of the period	69,132	54,618	56,276	-18.6%	66,100	54,618	-17.4%

Cash and cash equivalents at the end of the period	83,541	56,276	51,669	-38.2%	83,541	51,669	-38.2%

Note: Information reported in accordance with International Financial Reporting Standards (IFRS).

6.4. MAIN PHYSICAL MAGNITUDES

Main physical magnitudes Unaudited Figures	Unit	1Q20	2Q20	3Q20	4Q20	Cum. 2020	1Q21	2Q21	Cum. 2021
Total Production	Kboe	46,439	42,480	43,101	38,901	170,920	39,330	41,961	81,291

Crude oil production	Kbbl	20,488	18,274	18,621	18,311	75,693	18,691	19,125	37,816
NGL production	Kbbl	4,090	4,162	4,121	995	13,369	2,653	3,329	5,982
Gas production	Mm3	3,476	3,187	3,237	3,116	13,015	2,860	3,102	5,961
Henry Hub	USD/MMBTU	1.9	1.8	2.1	2.8	2.1	2.7	3.0	2.9
Brent	USD/bbl	50.4	29.3	43.0	44.3	41.8	60.8	66.1	63.4
Sales volume (YPF stand alone)

Sales of refined products	Km3	4,101	3,041	3,771	4,056	14,970	4,140	4,264	8,405

Domestic market	Km3	3,541	2,679	3,495	3,890	13,606	3,901	3,976	7,877
Gasoline	Km3	1,222	579	816	1,081	3,698	1,240	1,032	2,271
Diesel	Km3	1,722	1,578	1,931	1,812	7,044	1,811	1,931	3,742
Jet fuel and kerosene	Km3	126	13	14	27	180	65	49	114
Fuel Oil	Km3	4	29	157	85	275	102	73	175
LPG	Km3	136	182	229	122	670	130	195	325
Other (*)	Km3	330	298	348	763	1,739	553	697	1,250
Export market	Km3	561	362	275	166	1,364	239	288	527
Petrochemical naphtha	Km3	86	104	52	24	266	0	96	96
Jet fuel and kerosene	Km3	124	10	10	22	165	25	27	52
LPG	Km3	141	23	33	38	235	74	23	97
Bunker (Diesel and Fuel Oil)	Km3	103	103	94	51	350	52	64	115
Other (*)	Km3	107	122	87	31	347	88	79	166

Sales of petrochemical products	Ktn	227	147	192	152	717	247	229	476

Domestic market	Ktn	166	95	147	116	524	166	179	345
Methanol	Ktn	55	22	36	17	131	43	57	100
Other	Ktn	111	72	110	99	393	123	121	244
Export market	Ktn	61	52	45	36	193	81	50	131
Methanol	Ktn	27	6	2	15	50	45	18	63
Other	Ktn	33	46	43	21	143	37	32	68

Grain, flours and oils	Ktn	238	523	459	217	1,438	294	456	751

Domestic market	Ktn	33	97	57	29	216	11	11	22
Export market	Ktn	205	427	401	189	1,221	284	445	729

Fertilizers	Ktn	91	227	233	131	682	186	328	514

Domestic market	Ktn	91	227	233	131	682	186	328	514
Main products imported (YPF stand alone)
Gasolines	Km3	51	0	0	0	51	82	6	88
Jet Fuel	Km3	0	0	0	8	8	0	4	4
Diesel	Km3	78	150	82	61	371	46	155	201

Brent: The Brent price has been restated for 1Q20.

Other (*): Principally includes sales of oil and lubricant bases, grease, asphalt, and residual carbon, among others.

This document contains statements that YPF believes constitute forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995.

These forward-looking statements may include statements regarding the intent, belief, plans, current expectations or objectives as of the date hereof of YPF and its management, including statements with respect to trends affecting YPF’s future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes and reserves, as well as YPF’s plans, expectations or objectives with respect to future capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as the future price of petroleum and petroleum products, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes in circumstances and other factors that may be beyond YPF’s control or may be difficult to predict.

YPF’s actual future financial condition, financial, operating, reserve replacement and other ratios, results of operations, business strategy, geographic concentration, business concentration, production and marketed volumes, reserves, capital expenditures, investments, expansion and other projects, exploration activities, ownership interests, divestments, cost savings and dividend payout policies, as well as actual future economic and other conditions, such as the future price of petroleum and petroleum products, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-looking statements. Important factors that could cause such differences include, but are not limited to fluctuations in the price of petroleum and petroleum products, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by YPF and its affiliates before the Comisión Nacional de Valores in Argentina and with the U.S. Securities and Exchange Commission, in particular, those described in “Item 3. Key Information—Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in YPF’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020 filed with the Securities and Exchange Commission. In light of the foregoing, the forward-looking statements included in this document may not occur.

Except as required by law, YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions, or events expressed or implied therein will not be realized. These materials do not constitute an offer for sale of YPF S.A. bonds, shares or ADRs in the United States or elsewhere.

The information contained herein has been prepared to assist interested parties in making their own evaluations of YPF.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: August 10, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer